

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Leslie Magee
Chief Financial Officer
H&E Equipment Services, Inc.
7500 Pecue Lane
Baton Rouge, LA 70809

   Re: H&E Equipment Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed February 24, 2022
     File No. 000-51759

Dear Leslie Magee:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services